SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-156817 on Form F-4, effective February 19, 2009, relating to the merger proposal.
Issuing Exchangeable Bonds
On April 3, 2009 KT disclosed that it is changing its merger date from May 18, 2009 to June 1, 2009. As of this change, the previously disclosed resolution to issue exchangeable bonds to NTT Docomo, INC. is amended as follows.
Amendment date : April 3, 2009
1.	Filing date of the amended Form 6-K : March 5, 2009

2.	Reason for amendment : Change of merger date and related dates

3.	Items to be amended

Item	Before Amendment	After Amendment
5. Maturity Date	May 12, 2014	May 26, 2014

9. Conditions of exchange - Period of exercise	May 19, 2009 through May 12, 2014	June 2, 2009 through May 26, 2014

11. Payment date	May 13, 2009	May 27, 2009
Incorporating the above amendments, the disclosure as amended, should be as follows:

1. Type of exchangeable bonds		Series no.	Type	registered foreign private exchangeable bond

2. Total face value issuing amount(KRW)		344,409,633,900

2-1 (foreign issuance)	Total amount(currency)	253,261,000 USD
	Exchange rate	1359.90
	Place of issue	Japan
	Name of foreign market	—

3. Purpose of fund raising	Investments in property, plant and equipment(KRW)	—
	Operating funds(KRW)	—
	Share purchase of other companies (KRW)	—
	Others(KRW)	344,409,633,900

4. Interest rate	Coupon rate	—
	Yield to maturity	2.024%

	5. Maturity date	May 26, 2014

	6. Interest payment method	Payable twice a year in arrear (every six months)

	7. Method of principal payment	Lump-sum payment on maturity date

	8. Method of issuance	Private

9. Conditions of exchange	Exchange rate (%)	100
	Exchange price per share (KRW/Share)	40,743
	Shares to be exchanged	KT common stocks or KT ADRs
	Period of exercise	June 2, 2009 through May 26, 2014

	10. Subscription application date	January 20, 2009

	11. Payment date	May 27, 2009

	12. Underwriter	JP Morgan

13. Guarantor

	14. Resolution date of board of directors	January 20, 2009 - attendance of directors : 5 of 5 - attendance of audit committee members : present

	15. Filing of registration statement	exempt (private)

	16. Details of relation to overseas issued stock lending	None

	17. Applicability of Fair Trade Act	None
18. Other matters to be considered in investment decisions:
a. The coupon rate of the above mentioned bond (“4. Interest rate”) is as follows:
- 1st and 2nd year : 3%, 3rd year : 2%, 4th and 5th year : 1%
b. Matters related to adjustment of exchange price
1) Dividend, share split, share merge
- adjusted price = exchange price x (original number of shares/new number of shares)
2) Issuance of shares or equity-linked financial instruments to the original shareholders through a method other than the above mentioned below 90% of the arithmetic average(A) of the closing prices of the common stock during a ten business day period

     - adjusted price = exchange price x (original no. of shares + presumed additional shares or equity-linked financial instruments issued at price (A))/(original no. of shares + additional shares to be issued through issuance of new shares or equity-linked stocks)
3) i)Issuance of shares to original shareholders through a method other than 1) and 2) not mentioned above at a price lower than 90% of the market price, ii)offering of assets or rights to claim stocks of equivalent value or assets
     - adjusted price = exchange price x ((A)-(value per share of offered shares or assets – cash amount received))/(A)
4) Issuance of shares or equity-linked financial instruments to non-shareholders at lower than 90% of (A)
     - adjusted price = exchange price x (original no. of shares + presumed additional shares or equity-linked financial instruments issued at price (A))/((original no. of shares + additional shares issued in accordance with (A))
c. The approval at the respective extraordinary general meeting and governmental approvals are a prerequisite for the above bonds to be issued which are a result of the merger between KT and KTF; the bond is expected to be issued two business days prior to the end of the period for old stock submission.
d. “5. Maturity date”, “9. Conditions of exchange”, “10. Subscription application date” and “11. Payment date” of the above mentioned is subject to change during the merger process.
e. Part of the KTF shares owned by NTT Docomo, Inc will be offered to KT in exchange for the issued bond amount, thus there will be no cash transaction.
f. The contract of the issued bond prohibits residents under the Korean Foreign Exchange Act from purchasing the mentioned bond for a year after the issuing date of the bond.
g. After three years from the issuing date, as soon as the i) share price exceeds 130% of the exchange price at that moment for more than thirty days and ii) the difference between the foreign shareholdings limit and the foreign shareholding percentage is greater than 0.5%, the issuer can make early payments of the exchangeable bonds up to the foreign shareholdings limit provided that it makes a thirty day advanced notice.
h. If the local laws are amended resulting in additional tax burden, the issuer can make early payment on the exchangeable bonds provided that it makes a prior notice of thirty to sixty days.
i. After three years from the issuing date the possessor of the bond can request for early payment on the exchangeable bonds provided that he/she provides 75 day advanced notice.
[Details of bond issuance]

	Relation to company(“KT”)	Total face value issuing
Recipient	or largest shareholder	amount(KRW)
NTT DOCOMO,INC	Shareholder of KTF	344,409,633,900

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 2009 KT Corporation
By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director